EXHIBIT (a)(7)(vii)

                              [MONSANTO LETTERHEAD]

Release: Immediately

Contact: Lori J. Fisher, Monsanto Company (314-694-8535) lori.j.fisher@monsanto.com

         David R. Wagley, DEKALB Genetics Corporation (815-758-9383)

MONSANTO CONCLUDES DISCUSSIONS WITH ANTITRUST DIVISION STAFF ON ACQUISITION OF DEKALB

                  ST. LOUIS and DEKALB, Ill. (Nov. 30, 1998) - Monsanto Company and the Antitrust Division of the U.S. Department of Justice have concluded extensive discussions regarding Monsanto's proposed acquisition of DEKALB Genetics Corporation. Monsanto officials believe they have resolved all issues raised by the Division, and, as a result, intend to close the tender offer for the outstanding shares of DEKALB Class A and Class B Common Stock in accordance with the terms previously announced.

                  As a result of these discussions, Monsanto will grant the seed company customers of Holden's Foundation Seeds the right for seven years to backcross agricultural biotechnology traits developed by third parties into Holden's lines and to sell hybrids derived from these lines. Monsanto also will donate to the University of California at Berkeley an exclusive license, with the right to sub-license, any rights that may flow from Monsanto's pending U.S. patent applications relating to agrobacterium transformation technology for corn. These rights are currently the subject of two patent interference proceedings.

                  As previously disclosed, Monsanto's tender offer for all the outstanding shares of Class A and Class B Common Stock of DEKALB at a purchase price of $100 in cash per share expires at 5 p.m. EST, on Monday, Nov. 30, 1998, unless extended.

                  As a life sciences company, Monsanto is committed to finding solutions to the growing global needs for food and health by sharing common forms of science and technology among agriculture, nutrition, and health. The company's 28,500 employees worldwide make and market high-value agricultural products, pharmaceuticals, and food ingredients.

                  DEKALB is a worldwide leader in agricultural genetics and biotechnology for seed and swine.